Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

ASX

Release

WEDNESDAY 18 DECEMBER 2019

PHI FINNEY MCDONALD CLASS ACTION

Westpac today confirmed that it has been served with a class action filed against Westpac Banking Corporation by Phi Finney McDonald on behalf of certain shareholders who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019 (inclusive). The claim relates to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceeding. The claim does not identify the amount of any damages sought.

Westpac will be defending the claims.

For further information:

David Lording	Nicole Mehalski
Media Relations	Investor Relations
0419 683 411	0466 434 631

This document has been authorised for release by Timothy Hartin, Group Company Secretary.